

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2017

Terrance M. Paradie
Chief Financial Officer
TransDigm Group Incorporated
1301 East 9th Street, Suite 3000
Cleveland, OH 44114

> **Re: TransDigm Group Incorporated**
> **Registration Statement on Form S-4**
> **Filed May 10, 2017**
> **File No. 333-217850**

Dear Mr. Paradie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: John T. Owen
       Jones Day